Edward A. Foster, CEO

Phone:

813.642.3479

Identica Holdings Corporation

Fax:

813.774.4725

6807 S. MacDill Avenue

Mobile:

813.943.3317

Tampa, Florida 33611

efoster@identicacorp.com

www.identicacorp.com

May 12, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Mark P. Shuman, Branch Chief - Legal

Re:

Identica Holdings Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed on September 29, 2006, as amended on February 4, 2008

File No. 333-137710_____________________________________

Dear Mr. Shuman:

Identica Holdings Corporation (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment Number 3 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated February 28, 2008 (the "Comment Letter"), with reference to the Company's Amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") filed with the Commission on February 4, 2008.   In accordance with the Compliance Guide dated January 25, 2008, the Company hereby elects to keep the Form SB-2 disclosure format in the accompanying amendment S-1/A.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

Form S-1 Comments:

General

1.

We refer to your responses to prior comments 2 and 3 from our letter dated December 12, 2007.   We note particularly your response with respect to the following transactions that occurred during the pendency of your registration statement:  the Series A preferred stock and related Class A warrant issuances that took place from May-October 2007, and the warrant issuances that took place in October 2006 and November 2007.  You have not established to our satisfaction that these issuance transactions should be viewed as separate and distinct from the public resale offering covered by the registration statement.  In this regard, we note that you are seeking to register the shares of common stock underlying the above-referenced preferred stock and warrants in a registration statement that was filed prior to the issuance of such preferred stock and warrants, thereby further intertwining the transactions.  Viewing the issuance and resale transactions as part of a single, multi-step transaction, we are unable to concur with your conclusion that the offers and sales of the above-referenced securities did not involve public offering.

The pending registration statement has been a general solicitation by the issuer for investors in its common stock from the time of filing.  This public solicitation took place concurrently with the unregistered offers and sales to

Securities and Exchange Commission

May 12, 2008

purchasers in the placements mentioned in the preceding paragraph.  We further note that the unregistered offerings concerned securities immediately convertible or exercisable into common stock, and we therefore believe that the unregistered offering and the offering pursuant to the registration statement concerned the same class of securities.

You refer to a letter to Black Box Incorporated dated June 26, 1990 and assert that the prior letter supports your integration analysis.  We are unable to concur, as shares sold in the unregistered offerings by Black Box do not appear to have been included in a resale registration statement that was pending when the unregistered sales took place.

In light of the foregoing, you should consider removing from the registration statement the shares of common stock issuable pursuant to the securities issued during the waiting period.  In addition, please provide appropriate consideration to your disclosure relating to contingent liabilities associated with the issuance of securities issued in unregistered transactions while the registration statement was pending and for which a public offering has been commenced.  In particular, please consider your risk factor disclosure, management’s discussion and analysis, and contingency disclosure in your financial statements, in light of the nature and potential aggregate amount of the associated contingencies.  Please revise and provide us with a detailed analysis supporting how you have addressed this comment in the disclosure document.

Response: We have removed from the Amended Registration Statement the shares of common stock issuable pursuant to the securities (Series “A” preferred and related Warrant Shares). Furthermore, we have modified the Amended Registration Statement to disclose that the Commission advised the Company that the private placement conducted by the Company of the Series A Preferred and warrants was a “general solicitation by the issuer” and therefore not exempt from registration.  As recommended, we have included a contingent liability of $5,000,000 in the Risk Factors and Management Discussion sections of the Amended Registration Statement, and a disclosure in the current financial statements presented with the Amended Registration Statement.

2.

We note the significant number of shares being registered for resale on behalf of eRoom Systems Technologies, 142869 Ontario Inc., Faward Consulting Corp., SDS and other affiliates of the company.  In your response letter, please tell us what percentage of the 50,515,061 shares being offered under your registration statement are being offered by affiliates, and explain the basis on which you conclude that the offering of shares owned by these affiliates does not involve a primary offering by the issuer.  In particular, provide a reasoned analysis of your belief that the offering by the company’s affiliates is not “by or on behalf of the registrant,” within the meaning of Rule 415 of Regulation C.  In this regard, the company does not appear eligible to conduct a primary at-the-market offering under paragraphs (a)(1)(x) and (a)(4) of Rule 415, either directly or indirectly.  Consider whether your registration statement should be revised to state a fixed price for shares offered by affiliates for the duration of the offering, and to identify the selling shareholders who are affiliates of the company as underwriters of the primary offering.  We note that the affiliates are acting collectively in the proposed transaction, which is designed to create a public market for the common stock.  See Interpretation D. 38 of our Manual of Available Telephone Interpretations (July 1997).

Response:  As requested by the Commission, we have modified our registration statement to remove all shares being registered by the affiliates of the Company; specifically,: eRoom Systems Technologies, 142869 Ontario Inc., Faward Consulting Corp., and SDS.  The common stock issuable upon the exercise of the Series A preferred and the warrants have also been removed from the Amended Registration Statement.

3.

Please amend your filing to include appropriately updated financial statements. See Rule 8-08 of Regulation S-X.  In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

Securities and Exchange Commission

May 12, 2008

Response: We have modified the Amended Registration Statement to include the audited financial statements for our fiscal year ended December 31, 2007.

4.

Explain your basis for continuing to characterize your company as a development stage company.  Given your increase in revenues during the quarter ended September 30, 2007 and your improved outlook for future revenues, as described in your response to prior comment 28, clarify how you continue to meet the requirements of paragraph 8 of SFAS 7.

Response:  We have removed the characterization of the Company as a development stage company from the Amended Registration Statement.

The Offering, page 2

5.

In the third paragraph under the “Identica Holdings Corporation” subheading, you refer to a possible amendment to your agreement with TechSphere.  Negotiations that have not resulted in a definitive agreement should be referenced as such, if at all, and should not be presented as a “newly negotiated agreement” that “will extend” the relationship with TechSphere.  If a definitive agreement has not yet been entered into, please either remove the references to a possible amendment of the arrangement or provide detailed support for your apparent view that negotiations warrant prominent presentation in your summary and that the language conforms to the requirements of Rule 421(d).  It appears that the emphasis in the summary should be on the short duration of the agreement and the adverse effects on you if it is not extended, as opposed to the current emphasis on benefits that would be obtained if a desired but uncertain amendment is entered into.

Response:  The Amended Registration Statement describes the definitive agreement which the Company executed with TechSphere as of January 2, 2008.

6.

We re-issue and clarify prior comment 13 from our letter of December 12, 2007. Your registration statement should disclose the aggregate amount of proceeds you will receive in the event that all outstanding warrants relating to your registration statement are exercised for cash, but it should also clarify the aggregate amount of such proceeds that the company will not receive if all warrants eligible for cashless exercise are exercised on a cashless basis.  Please revise your registration statement accordingly in all appropriate places.  In addition, we note your statement on page 2 that you “will receive proceeds of at least $3,750,000 from the exercise of all the Class A Warrants which do not provide for cashless exercise.”  Please revise this and any similar references in your registration statement to remove the suggestion that the company’s receipt of proceeds from the exercise of warrants is certain, and to clarify that the company will receive the specified aggregate proceeds only in the vent that the specified warrants are in fact exercised.  Please state the portion of the dollar amount potentially receivable from warrant exercises that is attributable to warrants for which there is no cashless exercise feature.

Response: We have modified the Amended Registration Statement by indicating that the Company will not receive any proceeds from the exercise of the warrants, as all of said warrants contain cashless exercise provisions.

Selling Security Holders, page 8

7.

In several footnotes to your selling shareholder table, including footnotes 83 and 87, you include a cross-reference to “Description of Securities – November 2006 Private Placement.”  Footnote 7 to your beneficial ownership table on page 30 contains the same cross-reference.  Please confirm that these are typographical errors intended to refer to the description of your November 2005 private placement and revise your registration statement accordingly, or advise.

Response:  We confirm that the reference to November 2006 Private Placement in footnotes 83 and 87 are typographical errors and have modified the Amended Registration Statement to correct the errors.

Securities and Exchange Commission

May 12, 2008

Summary of Critical Accounting Estimates

Revenue, page 51

8.

We note your response to prior comment 21 from our letter of December 12, 2007, with respect to your revenue recognition policy when a right of return exists.  In your response, you indicated that you will revise your accounting policy in fiscal year 2008 to defer the recognition of revenue until the return of rights lapse.  Please clarify how you evaluated the provisions of SFAS 154 when determining the appropriate classification of this accounting change.  That is, please clarify how you determined that this change did not result in the change in accounting principal or the correction of an error in previously issued financial statements. Explain whether there were any changes in the contracts executed with your customers upon making this accounting policy change.  In addition, explain the non-revenue account the transaction will be posted to until the right of return lapses in fiscal year 2008.

Response:  The right of return relates only to end-use customers who wish to issue a conditional purchase order for the purchase of a small quantity of units (1 or 2) to determine the effectiveness of the scanning device in their environment with their employees.  Our standard policy is to accept the conditional purchase order, but limit the duration of the test to no more than 60 days.  During 2007 (the period where we booked these conditional purchase orders [“trials”] as revenue) and as of December 31, 2007, no units were returned therefore no adjustment to revenue was required.

The change in accounting principle to defer “trial revenue” for the quarterly accounting periods within the year ending December 31, 2008 was made as a result of increased sales volume, including the number of “trials”, which could impact quarterly reporting.  The “trial” periods have been reduced to no more than 30 days, thereby shortening the potential liability period.  Since our prospective change in accounting principles to wit “no revenue recognition until any return policy contingencies have expired”, no retrospective application of the change in principle is necessary as there is no impact in prior periods including the present period ending December 31, 2007, thusly SFAS154 is satisfied by footnoting the change in future 2008 financial statements.

9.

You state in your response to prior comment number 21 from our letter of December 12, 2007, that you “lack sufficient historical experience to accurately predict [y]our end-use customers’ returns.”  Since you lack this historical experience, it does not appear that you have met the criteria of SFAS 48 to recognize revenue with a right of return exists.  Paragraphs 6.f and 8.c of SFAS 48 requires a vendor to be able to estimate further returns which cannot be alleviated by using actual returns for a specified period.  Therefore, if you have not met the requirement of SFAS 48 to recognize revenue with a right of return exists, you should correct your financial statements for fiscal years 2005 and 2006 to defer the recognition of revenue until the right of return lapses.

Response:  In fiscal years 2005 and 2006 we did not offer any customers the right to return goods, whether they were resellers or end-use customers.  The practice of providing a right of return commenced during fiscal year 2007 and only to a few of Identica’s direct end-use customers for not longer than 60 days.  Therefore, there is no requirement to adjust the financial statements for fiscal years 2005 or 2006.  As stated in #8 above, there were no active trials at the 2007 year end, and therefore no related adjustment was required for the period.  Moving forward in 2008, we are recognizing revenue only when the right of return has expired, in accordance with SFAS 48.

Securities and Exchange Commission

May 12, 2008

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

f) Revenue Recognition, page F-12

10.

We note your response to prior comment 24 from our letter of December 12, 2007, with respect to your accounting for the eRoom service arrangement.  Please clarify how you applied the provisions of EITF 00-21 for separate units of accounting and tell us how you recognize revenue for each unit of accounting. Also you indicated that you do not separately track costs related to delivering services and therefore such costs are recorded in employee wages.  Tell us where these employee wages are classified in your consolidated statements of operations.  Please clarify why you believe that these costs should be recorded as operating expenses, as opposed to cost of sales.

Response:  In accordance with our Professional Services Agreement with eRoom (attached to the Amended Registration Statement as Exhibit 10.19) there is only one class of revenue which is based upon a single charge ($0.50 per month per hotel room) for maintenance and support.  Therefore EITF 00-21: Revenue Arrangements with Multiple Deliverables is not applicable to our revenue recognition from eRoom.

Historically (2005 and 2006), the wages relating to the supply of services to eRoom have been aggregated under General and Administrative Operating Expenses.  In 2005 they were not material because the agreement was only effective for the month of December 2005.  In 2006, although we acknowledge that the wages related to eRoom services should be considered Cost of Service, because of the net loss and the relative insignificance in the Gross Profit Margin percentage resulting from the absence of significant revenue, the fact that the 2006 Profit and Loss number would be unaffected and have determined that the cost of preparing Restated Income Statements would be not be cost effective, we do not plan to prepare new 2006 adjusted Profit and Loss Statements.  In 2007, we have isolated the Cost of Service related to eRoom, and we presented it as a Cost of Sales item.

Note 13. Related Party Transactions, page F-24

11.

We note your response to prior comment 26 from our letter of December 12, 2007, where you indicated that disclosures have been revised to reflect revenues earned from your eRoom agreement.  While your interim financial statements include the revised disclosure, your annual financial statements do not.  The service agreement with eRoom and related revenues should also be disclosed in the related transactions section in the text of your prospectus.  Please revise accordingly.

Response: We have disclosed the service agreement with eRoom and related revenues have been disclosed as a related transaction in our prospectus.  As the amended registration statement was not revised to include the eRoom agreement and revenues derived therefrom, financial statements for the year ended December 31, 2007 include revised disclosure regarding the eRoom revenue and cost of service.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement.  Please note that we are also submitting via courier three (3) copies of a redline version of the Amended Registration Statement showing changes from the Registration Statement in order to help expedite the review process.

Securities and Exchange Commission

May 12, 2008

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers and to David Lubin, Esq. at 516-887-8200, fax 516-887-8250.  Thank you very much.

Yours truly,

Identica Holdings Corporation

/s/ Edward A. Foster

Edward A. Foster, CEO

cc: David Lubin, Esq.